September 5, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Christina DiAngelo Fettig

Re:	Nationwide Variable Insurance Trust (“NVIT” or “Registrant”)

Dear Ms. DiAngelo Fettig:

On behalf of NVIT and its series (the “Funds”), this letter responds to comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2025.  These comments relate to the Funds’ website disclosures, registration statement disclosures, financial statements, Form N-CEN filings, and Form N-CSR filings for the fiscal years ended on December 31, 2024 and the Funds’ comment response letter filed June 30, 2025 (the “Staff Comments”).  The Staff’s comments are summarized below, followed by the applicable Funds’ response to the comment.

1.
Comment – In response to Staff Comment 10, you stated, “The table containing the $7,400 and $6,900 for the NVIT Calvert Equity Fund and NVIT Invesco Small Cap Growth Fund was inadvertently placed incorrectly in the Notes to Financial Statements in the section describing the waivers of investment advisory fees.  These amounts instead reflect amounts recouped by the adviser pursuant to the expense limitation agreement as shown on the Statement of Operations.  They should be shown in the Notes to Financial Statements as amounts recouped just below the table that shows the cumulative potential reimbursements.”  However, Registrant checked “No” for all Funds in response to Item C.8.d of its Form N-CEN/A filed June 27, 2025.  Should Item C.8.d have been checked “Yes” for the NVIT Calvert Equity Fund and the NVIT Invesco Small Cap Growth Fund (i.e., expenses previously waived were recouped during the period)?

Response

Yes, Item C.8.d should have been checked “Yes” to indicate that expenses previously waived were recouped for the NVIT Calvert Equity Fund and NVIT Invesco Small Cap Growth Fund. We will ensure this response is completed correctly going forward.

U.S. Securities and Exchange Commission

2.
Comment – Staff Comment 11 asked Registrant to disclose in correspondence “the nature of the services comprising the fees disclosed” under Item 4(b), (c) and (d) of Form N-CSR (audit-related fees, tax fees, and all other fees, respectively).  In response, it appears that Registrant just restated the category descriptions for each of Item 4(b), (c) and (d) (e.g., “tax compliance, tax advice, and tax planning” for Item 4(c)) and did not further describe “the nature of the services” provided.  In correspondence, please describe the nature of the services provided for these fees and confirm that Registrant will do so in future filings.

Response
Registrant will use the below disclosure going forward, which has been updated to describe the nature of the services provided for the applicable fees:

4(b): Audit-Related Fees. The aggregate fees billed in the Reporting Periods for assurance and related services by the Auditor that are reasonably related to the performance of the audit of the Registrant's financial statements and are not reported under paragraph (a) of this Item 4 were $79,400 in 2023 and $82,200 in 2024. These services consisted of security counts required by Rule 17f-2 under the Investment Company Act of 1940, as amended.

4(c): Tax Fees. The aggregate fees billed in the Reporting Periods for professional services rendered by the Auditor for tax compliance, tax advice, and tax planning ("Tax Services") were $59,426 in 2023 and $87,616 in 2024. These services consisted of U.S. federal, state and local tax assistance related to the tax treatment of passive foreign income companies.

4(d): All Other Fees. The aggregate fees billed in the Reporting Periods for products and services provided by the Auditor, other than the services reported in paragraphs (a) through (c) of this Item, were $44,760 in 2023 and $0 in 2024. These services consisted of the Auditor reviewing the post-effective amendment to the registration statement on Form N-1A and providing a consent. Additionally, the Auditor reviewed the unaudited semi-annual financial information.

3.
Comment – Your response to Staff Comment 12 stated that Item 4(i) and Item 4(j) are not applicable to the Registrant.  Please confirm in correspondence that future N-CSR filings will mark these Items as “not applicable.”

Response
Registrant confirms that in future N-CSR filings, Item 4(i) and Item 4(j) will be marked as “not applicable.”

4.
Comment – In response to Staff Comment 21, which requested that Registrant provide more detail regarding variation in the Funds’ portfolio turnover rate in the SAI, you responded that the current SAI disclosure is responsive to Item 16(e) and declined to make the requested change.  Registrant’s current disclosure states only that significant variations in portfolio turnover rate occurred because portfolio managers made fewer/more changes than they deemed necessary during the previous fiscal year and does not provide additional information about specific Funds’ reasons for lower/higher portfolio turnover rates.  Therefore, we are reissuing the original comment.

Response

Registrant notes that Item 16(e) of Form N-1A states only to “explain any significant variation in the Fund’s portfolio turnover rate” and does not provide further instruction regarding the content of the disclosure.  Registrant respectfully notes that the current SAI disclosure is responsive to the requirements of Item 16(e) and therefore declines to make the requested revision.

U.S. Securities and Exchange Commission

5.
Comment – For the NVIT Multi-Manager Small Company Fund, the 4/30/24 prospectus update discloses a waiver of 0.023% in effect through April 30, 2025 and the 4/30/25 prospectus discloses a waiver of 0.023% in effect through April 30, 2026.  However, the Notes to Financial Statements of the 12/31/24 annual report discloses that effective March 11, 2024, the written contract waiving the portion of the investment advisory fee was 0.027% through April, 30, 2025; prior to this the advisory fee waiver rate was 0.023%.  Please explain whether the prior year fee table and current year fee table reflect the waiver in effect.

Response

Registrant acknowledges that the waiver in effect is different from the waiver disclosed in the fee table footnote.  However, Registrant notes that for purposes of fee table calculations, all percentages are rounded down to the nearest one hundredth of one percent in order to avoid overstating any fee waivers and presenting a lower fee than shareholders actually pay.  Therefore, the amount of Annual Fund Operating Expenses in the fee table would be the same whether the waiver is 0.023% or 0.027% because in both instances the waiver would be rounded down to 0.02%.

6.
Comment – For the NVIT Invesco Small Cap Growth Fund, per the 12/31/24 Notes to Financial Statements (page 102), a waiver of 0.009% was in effect through 4/30/25.  This waiver did not appear in the 2024 prospectus fee table or 2025 prospectus fee table.  Please explain whether this waiver should have been presented in the fee table.

Response

Registrant respectfully notes that Instruction 1(a) to Item 3 of Form N-1A requires that all percentages in the prospectus fee table be rounded to the nearest one hundredth of one percent.  Registrant also notes that, if the fee waiver of 0.009% were rounded up to 0.01% and included in the fee table, the fee table disclosure would incorrectly show a higher fee waiver than shareholders would actually receive.  Therefore, the fee waiver was rounded down to 0.00% and was not presented in the fee table.

7.
Comment – Your response to Staff Comment 23 states that footnote 1 to the fee table for the NVIT BNY Mellon Dynamic U.S. Core Fund does not list any exclusions because the expense limitation agreement in effect for the Fund does not include any exclusions.  However, in the Fund’s 12/31/24 Notes to Financial Statements (page 59), the Fund is included in a list of Funds for which the expense limit agreement has various exclusions.  Please explain how your response is consistent with the Notes to Financial Statements.

Response

The disclosure regarding the NVIT BNY Mellon Dynamic U.S. Core Fund in the Notes to Financial statements inadvertently included a list of exclusions to the expense limitation agreement when there are none.  Registrant confirms that this will be corrected going forward.

8.
Comment – In response to Staff Comment 24, you stated that “excludable sub administration fees” are not listed separately in the footnote to the prospectus fee table for the NVIT iShares Fixed Income ETF Fund because such fees are included in the “other expenses” category of exclusions to the expense limitation agreement.  However, the Notes to Financial Statements list “excludable sub administration fees” separately.  The disclosure regarding expense limitation exclusions should be consistent among different documents and should also match the underlying agreement.

Response

Registrant confirms that, going forward, disclosure in the Notes to Financial Statements regarding exclusions to the expense limitation agreement will be consistent with similar disclosure in the Prospectus.

U.S. Securities and Exchange Commission

9.
Comment – The April 2024 prospectus fee table for the NVIT Calvert Equity Fund states that Annual Fund Operating Expenses for Class I are 0.84%.  The Financial Highlights for the same Fund and class state that the Ratio of Expenses to average Net Assets for FYE 12/31/2023 was 0.91%.  Please explain this discrepancy.

Response

Registrant notes that Instruction 3(d) to Item 3 of Form N-1A states that percentages in Annual Fund Operating Expenses in the prospectus fee table should be based on amounts incurred during the Fund’s most recent fiscal year, adjusted to the extent that there are any changes “expected to occur during the current fiscal year.”  In contrast, Instruction 4(b) to Item 13 of Form N-1A requires that the Ratio of Expenses to average Net Assets in the Financial Highlights be calculated using the amount of expenses shown in the Fund’s statement of operations for the relevant fiscal period.  This difference (i.e., forward-looking expenses in the fee table vs. backward-looking expenses in the Financial Highlights) may lead to discrepancies between Annual Fund Operating Expenses in the prospectus fee table and the Ratio of Expenses to the average Net Assets in the Financial Highlights.

10.
Comment – In the April 2024 prospectus for the NVIT BlackRock Managed Global Allocation Fund, it appears that Annual Fund Operating Expenses are 0.03% lower in the prospectus fee table than in the Ratio of Expenses to average Net Assets Financial Highlights after accounting for AFFE.  The Financial Highlights present a Ratio of Expenses to average Net Assets of 1.29%, and when the 0.72% AFFE is added, this amount would be 2.01%.  However, Annual Fund Operating Expenses in the prospectus fee table are 1.98%.  Please explain this discrepancy.

Response
See response to Comment 9 above.

11.
Comment – The April 2024 prospectus fee table for the NVIT DoubleLine Total Return Tactical Fund states that Annual Fund Operating Expenses for Class I are 0.95%.  The Financial Highlights for the same Fund and class state that the Ratio of Expenses to average Net Assets is 0.67%.  Please explain this discrepancy.

Response
See response to comment 9 above.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (614) 435-5788 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ David Majewski
David Majewski
Treasurer and Principal Financial Officer
Nationwide Variable Insurance Trust

Cc:	Prufesh R. Modhera, Esq.
Allan J. Oster, Esq.

One Nationwide Plaza	Direct line 614-435-5788
Mail Code 1-17-202	www.nationwidefunds.com
Columbus, OH 43215